Filed by Rexnord Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Rexnord Corporation

Commission File No.: 001-35475

FOR RELEASE ON: September 27, 2021

REGAL BELOIT AND REXNORD ANNOUNCE ESTIMATED EXCHANGE RATIO AND ESTIMATED AMOUNT OF REGAL SPECIAL CASH DIVIDEND IN CONNECTION WITH ANTICIPATED COMPLETION OF COMBINATION OF REGAL AND REXNORD’S PMC BUSINESS

BELOIT, WI, & MILWAUKEE, WI, September 27, 2021 – Regal Beloit Corporation (NYSE: RBC) and Rexnord Corporation (NYSE: RXN) today announced additional details regarding the anticipated completion of the combination of Regal and the Process & Motion Control (“PMC”) Business of Rexnord. Under the terms of the transaction, Rexnord will spin-off the PMC Business by way of a pro rata dividend (the “Spin-Off Dividend”) of all of the outstanding common stock of Rexnord’s wholly owned subsidiary, Land Newco, Inc. (“Land”), the owner of the PMC Business, to Rexnord stockholders as of the record date for the dividend. Immediately following the spin-off Regal will acquire Land in a stock-for-stock merger pursuant to which Land will become a wholly-owned subsidiary of Regal. Former holders of Land common stock will receive a fraction of a share of Regal common stock for each share of Land common stock they owned immediately prior to the merger. In connection with the transaction, Regal is expected to pay to stockholders who held Regal common stock prior to the merger a cash dividend (the “Regal Special Cash Dividend”). As previously disclosed, (a) the record date for the Spin-Off Dividend is the close of business on September 29, 2021 and the payment date is October 4, 2021, subject to satisfaction or waiver of the applicable closing conditions and (b) the record date for the Regal Special Cash Dividend is October 1, 2021 and the payment date is October 5, 2021, subject to satisfaction or waiver of the applicable closing conditions.

Based upon Regal’s and Rexnord’s understanding to date of the characteristics of the shareholders that own both Regal and Rexnord common stock, the number of shares of Regal and Rexnord common stock owned by shareholders that own both Regal and Rexnord common stock and the application of the IRS Private Letter Ruling received by Rexnord, as well as the number of shares of Rexnord common stock expected to be outstanding as of the record date for the Spin-Off Dividend and the number of shares of Regal common stock expected to be outstanding immediately prior to the merger, Regal and Rexnord currently expect that the exchange ratio in the merger will be 0.2230 so that each share of Land common stock will be converted into the right to receive 0.2230 of a share of Regal common stock and that the amount of the Regal Special Cash Dividend will be $6.99 per share of Regal common stock outstanding as of the record date for the Regal Special Cash Dividend (or approximately $284 million in the aggregate). Regal and Rexnord will announce the final exchange ratio and final amount the Regal Special Cash Dividend on the closing date.

While Regal and Rexnord believe the estimates of the exchange ratio and amount of the Regal Special Cash Dividend are accurate, they remain subject to change until the closing under certain circumstances, including if the estimated number of outstanding shares of Regal common stock changes prior to closing or the estimated number of outstanding shares of Rexnord common stock changes prior to the record date for the Spin-Off Dividend.

The payment of the Spin-Off Dividend is subject to the satisfaction of certain conditions. If the conditions are not satisfied, the Spin-Off Dividend will not be paid. The Regal Special Cash Dividend is conditioned upon completion of the merger. If the merger is not completed, the Regal Special Cash Dividend will be cancelled and will not be paid.

No action is required by Rexnord stockholders to receive their shares of Regal common stock in the merger.

No fractional shares of Regal common stock will be issued in the merger, and instead Rexnord stockholders will receive cash in lieu of any fractional share.

About Regal

Regal Beloit Corporation (NYSE: RBC) is a global leader in the engineering and manufacturing of electric motors and controls, power generation, and power transmission products, serving customers throughout the world. Regal creates a better tomorrow by developing and responsibly producing energy-efficient products and systems.

Regal is comprised of four operating segments: Commercial Systems, Industrial Systems, Climate Solutions and Power Transmission Solutions. Regal is headquartered in Beloit, Wisconsin and has manufacturing, sales, and service facilities worldwide. For more information, visit RegalBeloit.com.

About Rexnord

Headquartered in Milwaukee, Wisconsin, Rexnord is comprised of two strategic platforms, Process & Motion Control and Water Management, with approximately 6,800 employees worldwide.

The Process & Motion Control platform designs, manufactures, markets, and services specified, highly engineered mechanical components used within complex systems. The Water Management platform designs, procures, manufactures and markets products that provide and enhance water quality, safety, flow control and conservation. Additional information about Rexnord can be found at www.rexnordcorporation.com.

Contacts

For Regal

Investors

Robert Barry, VP - Investor Relations

608-361-7530

robert.barry@Regalbeloit.com

Media

Bryan Locke / Jenny Gore

Sard Verbinnen & Co

RegalBeloit-SVC@sardverb.com

For Rexnord

Investors
Mark Peterson, Chief Financial Officer

414-223-1609

mark.peterson@rexnord.com

Media

Angela Hersil, Director – Corporate Communications

855-480-5050

Corporate.Communications@Rexnord.com

Forward Looking Statements

This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Regal’s and Rexnord’s” current estimates, expectations and projections about future results. Such forward-looking statements may include, among other things, statements about the outcome of the variables and resulting adjustment to the exchange ratio in the proposed transaction, the number of shares of Regal common stock to be issued in the merger between Land and a subsidiary of Regal (the “Merger”), the amount, if any, of the Regal special dividend to be paid and the amount of net indebtedness of Regal immediately following the Merger and after giving effect to the amount of Land net indebtedness that becomes indebtedness of the combined company as a result of the Merger, statements regarding the expected closing of the proposed transactions involving Regal, Rexnord and Land (the “Anticipated Transactions”). Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These forward-looking statements are based upon information currently available to Regal and Rexnord and are subject to a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ materially from the results referred to in the forward-looking statements Regal or Rexnord makes in this communication include: the possibility that the conditions to the consummation of the Anticipated Transaction will not be satisfied or will not be satisfied within the timeframe expected by Regal and Rexnord; changes in the extent and characteristics of the common stockholders of Rexnord and the common shareholders of Regal and its effect pursuant to the Merger Agreement on the number of shares of Regal common stock issuable pursuant to the Anticipated Transaction, magnitude of the dividend payable to Regal shareholders pursuant to the Anticipated Transaction and the extent of indebtedness to be incurred by Regal in connection with the Anticipated Transaction; the determination by Regal and Rexnord of the number of “Qualifying Overlap Shareholders” at the closing of the Anticipated Transaction; the ability to obtain the anticipated tax treatment of the Anticipated Transaction and related transactions; risks associated with any litigation related to the Transaction; and other risks and uncertainties including, but not limited, to those described in the section entitled “Risk Factors” in the Joint Proxy Statement, in Regal’s or Rexnord’s respective Annual Reports on Form 10-K on file with the SEC and from time to time in other filed reports including Regal’s and Rexnord’s Quarterly Reports on Form 10-Q. For a more detailed description of the risk factors associated with Regal and Rexnord, please refer to Regal’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021 on file with the SEC, Rexnord’s Transition Report on Form 10-KT for the transition period from April 1, 2020 to December 31, 2020 filed with the SEC, Rexnord’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021 filed with the SEC, and subsequent SEC filings. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this communication are made only as of the date of this communication, and Regal, Rexnord and Land undertake no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Regal, Rexnord or Land. In connection with the Anticipated Transaction, Regal and Land filed registration statements with the SEC registering shares of Regal common stock and Land common stock in connection with the Anticipated Transaction, which have become effective. Regal’s Registration Statement on Form S-4 (No. 333-255982) includes a joint proxy statement/prospectus-information statement relating to the Anticipated Transaction, which has been mailed to Regal shareholders and Rexnord shareholders. Regal shareholders and Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they contain and will contain important information about Regal, Rexnord, Land and the Anticipated Transaction. The joint proxy statement/prospectus-information statement and other documents relating to the Anticipated Transaction can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.